Pine Valley Announces Filing of Technical Report on Willow Creek

VANCOUVER, BRITISH COLUMBIA, July 29, 2005 — Pine Valley Mining Corporation (TSX-V: PVM; NASD OTC: PVMCF) (the “Company” or “Pine Valley”) provides the following update.

Pine Valley announces that it has filed with securities regulatory authorities in Canada an updated technical report on its Willow Creek Property in northeastern British Columbia. The report, entitled “Technical Report Willow Creek Property”, dated July 28, 2005 (the “Technical Report”), was prepared for the Company at its request by Norwest Corporation.

A copy of the Technical Report is available on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

PINE VALLEY MINING CORPORATION

”Graham Mackenzie”
Graham Mackenzie
President and Chief Executive Officer

Contacts:
Sam Yik Vice President Corporate Development and Commercial Operations (604) 682-4678 Vancouver, British Columbia, Canada	Martin Rip Vice President Finance and CFO (604) 682-4678 Vancouver, British Columbia, Canada

Company e-mail contact: pinevalley@pinevalleycoal.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.